Hepion Pharmaceuticals, Inc.

c/o Clementi Associates

919 Conestoga Road

Building 3, Suite 115

Rosemont, PA 19010

January 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Hepion Pharmaceuticals, Inc.
Form S-1 Registration Statement, as amended
Filed December 26, 2024
File No. 333-284052

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 14, 2025, in which we requested acceleration of the effective date of the above-referenced Registration Statement to January 15, 2025, at 5:00 p.m., Eastern Standard Time. We hereby formally withdraw our previous request for acceleration.

HEPION PHARMACEUTICALS, INC.

By:	/s/ John Brancaccio
Name:	John Brancaccio
Title:	Interim Chief Executive Officer

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